North American Galvanizing & Coatings, Inc.
5314 South Yale, Suite 1000
Tulsa, OK 74135

Via EDGAR and Facsimile (202) 772-9368

December 29, 2006

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549-3561 Attn: Tricia Armelin, Staff Accountant

Re:	North American Galvanizing & Coatings, Inc.
Form 10-K for the fiscal year ended December 31, 2005 (“Form 10-K”)
Filed February 10, 2006
File # 1-3920

Dear Mr. Cash:

This letter sets forth the response of North American Galvanizing & Coatings, Inc. (“we”, “us” or the “Company”) to the comment letter dated December 13, 2006 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the above described Form 10-K and certain other Company filings.

Each of the staff’s comments is set forth below, in bold, followed by our response. As indicated below, in certain responses the Company has provided examples of future disclosure that address the staff’s comment.

Form 10-K for the fiscal year ended December 31, 2005

Contractual Obligations, page FS-8

1.
In future filings, please revise the table of contractual obligations to include estimated cash requirements for interest and to disclose in a note the assumptions you used to calculate the estimates. Refer to footnote 46 to Release No. 33-8350, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

December 29, 2006

Response to Comment 1

In future filings, we will include the estimated cash requirements for interest in the table of contractual obligations, including a note regarding the assumptions we use to calculate the estimates.

Notes to Consolidated Financial Statements
Note (1) - Summary of Significant Accounting Policies, Revenue Recognition, page FS-21

2.
With a view towards future disclosure, please provide us a more specific and comprehensive discussion of your revenue recognition policy. In this regard, please tell us when and how you determine your services are completed and when and how products are delivered, including the terms of your shipping arrangements. In addition, please tell us if revenue is reported on a basis that is gross or net of the value of your customers’ products.

Response to Comment 2

We determine that our galvanizing services are completed after the coating process, when we weigh and inspect the customers’ material for compliance with American Society for Testing and Methods (ASTM) published standards. The customer is obligated to pay for the galvanizing services after their product passes inspection, which is in accordance with the terms of our agreements. After inspection, we promptly notify the customer that the product is ready for shipment; any remaining activities are inconsequential or perfunctory. The majority of our customers arrange for delivery and pick-up of their product, which can be anywhere from the same day as inspection up to several weeks, depending on the customers’ requirements. Storage periods are customary in the industry, particularly for our customers who are fabricators; the galvanizing process is usually the last step before shipment to the job site. For a select number of customers, we provide transportation. Revenue is reported on a basis that is net of the value of our customers’ products, since we do not accept title to our customers’ products at any time.

In future filings, we will provide a more specific and comprehensive discussion of our revenue recognition policy. The following language is an example of this disclosure.

“Revenue is recognized when earned and realized or realizable in accordance with Staff Accounting Bulletin (SAB) 104. This includes satisfying the following criteria:  the arrangement with the customer is evident, through the receipt of a purchase order or a written agreement; the sales price is fixed or determinable; coating services have been completed, including inspection by the Company according to American Society for Testing and Materials (“ASTM”) standards; and collectibility is reasonably assured. The Company does not accept title to customers’ products, thus, revenue does not include the value of the customers’ products. Although most customers make arrangements for transportation, if the Company makes transportation

December 29, 2006

arrangements, freight and shipping billed to customers is included in sales, and the cost of freight and shipping is included in cost of sales.”

Note (9) - Contingencies, page FS-28

3.	With a view towards future disclosure, please provide us the following additional information regarding the contingencies you disclose:

•	Tell us any amounts you have accrued related to the contingencies;

•
Clarify the disclosure that you have not determined the amount of any liability with respect to the Water District and tell us if the amount of your potential loss could exceed the amount of the default judgment you disclosed;

•	Clarify the terms of the work plan you submitted to the IEPA, including the potential impact to your financial statements; and

•	Provide us an estimated timeframe for the resolution of the contingencies.

Response to Comment 3

As disclosed in the Form10-K, the purpose of the work plan submitted to the IEPA in 2000 related to the Sandoval Zinc site, was to attempt to define the extent of environmental remediation that might be required, assess risks, and review alternatives to addressing potential remediation. Until this work plan is approved and completed, we cannot determine the range of potential loss or remediation. In addition, as disclosed, we are one of approximately 60 potentially responsible parties. The allocation of potential loss between these parties is unknown and not reasonably estimable.

In future filings, we will provide the following additional information in our footnote disclosure on contingencies:

•	We do not have any amounts accrued related to either the IEPA (as explained above) or the Water District contingencies (as explained below).

•
The potential claim with respect to the Water District contingency could exceed the amount of the previously referenced default judgment. As liability and piercing of the corporate veil are being contested and neither a site evaluation nor a remediation plan has been developed, we are unable at this time to make a reasonable estimate of the amount or range of loss that could result from an unfavorable outcome.

•
The estimated timeframe for the resolution of the Water District is unknown. The estimated timeframe for the resolution of the IEPA contingency is unknown. The Company submitted the proposed work plan discussed above to the IEPA six years ago, in 2000. The IEPA has not yet responded.

December 29, 2006

Exhibits 31.1 and 31.2

4.
We note that in your certifications where you are instructed to insert the identity of the certifying individual you also include their title. Please be advised that this practice is not permissible since the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officers are required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all certifications in their personal capacity.

Response to Comment 4

In future filings, we will ensure that our certification language conforms exactly to the applicable rules and does not include the certifying individual’s title. Attached to this letter are statements of our certifying officers representing that they are signing all certifications in their personal capacity.

Form 10-Q for the quarterly period ended September 30, 2006
Item 4.   Controls and Procedures

5.
We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported as and when required. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that, as of March 31, 2006, June 30, 2006 and September 30, 2006, your disclosure controls and procedures were also effective for the purpose of ensuring that material information required to be in those reports was made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Please also confirm that your use of the phrase “in all material respects” does not qualify your conclusions regarding effectiveness. In addition, please revise future filings to ensure that your conclusions regarding disclosure controls and procedures are clear by:

•
Deleting the phrase “in all material respects.” Alternatively, you may define reasonable assurance and conclude that your disclosure controls and procedures are effective at the reasonable assurance level; and

December 29, 2006

•
Including the entire definition of disclosure controls and procedures. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without defining them.

Response to Comment 5

We confirm that our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2006, June 30, 2006 and September 30, 2006, our disclosure controls and procedures were effective for the purpose of ensuring that material information required to be in those reports was made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. We also confirm that our use of the phrase “in all material respects” does not qualify the officers’ conclusions regarding effectiveness. In future filings, we will ensure that our officers’ conclusions regarding disclosure controls and procedures are clear by:

•	Defining reasonable assurance and concluding that our disclosure controls and procedures are effective at the reasonable assurance level; and

•	Concluding that our disclosure controls and procedures are effective or ineffective, whichever the case may be, without defining disclosure controls and procedures.

Form 8-K filed on May 10, 2006

6.	Please tell us how you accounted for the changes made to your stock option plan, including whether they resulted in additional compensation expense.

Response to Comment 6

As disclosed in our Form 8-K, effective as of March 31, 2006, the Board approved an amendment to our 1988 Stock Option Plan to delete Section 7(c), which stated that all stock options be exercised within ten years of the date of grant of the option, and extended the option exercise period of one outstanding stock option agreement with Mr. Ronald J. Evans, our president and chief executive officer, until May 12, 2006. The option exercise period for Mr. Evans’ option was scheduled to expire on March 31, 2006. The Board extended the option exercise period of the agreement and deleted the limitation on the option exercise period of the Plan in order to extend the exercise period to a time beyond a period of restricted trading for affiliates of the Company.

Deleting the restriction that limited exercise periods to a maximum of ten years did not impact any outstanding stock options because each option grant contains its own specific term; rather, it enabled an extension of the only stock option outstanding under the 1988 Stock Option Plan. The increase in compensation expense for the 42 day extension of Mr. Evans’ option, calculated

December 29, 2006

in accordance with the guidance set forth in paragraph 51 of FAS 123(R), was $6,425, which was not recorded due to the immateriality of the amount.

In connection with responding to the staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (918) 524-1512 should you have any questions. In addition, we request that you advise us when the staff has completed its review of the filings.

Very truly yours,

/s/ Beth B. Hood
Beth B. Hood
Chief Financial Officer

Statement of Ronald J. Evans

I, Ronald J. Evans, Chief Executive Officer of North American Galvanizing & Coatings, Inc., hereby represent to the Securities and Exchange Commission (the “Commission”) that I have signed all certifications required by Section 302 of the Sarbanes Oxley-Act of 2002 and applicable rules of the Commission in my personal capacity.

Date: December 29, 2006	/s/ Ronald J. Evans
Ronald J. Evans

Statement of Beth B. Hood

I, Beth B. Hood, Chief Financial Officer of North American Galvanizing & Coatings, Inc., hereby represent to the Securities and Exchange Commission (the “Commission”) that I have signed all certifications required by Section 302 of the Sarbanes Oxley-Act of 2002 and applicable rules of the Commission in my personal capacity.

Date: December 29, 2006	/s/ Beth B. Hood
Beth B. Hood